EXHIBIT 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2015

(In thousands)

Earnings
Net income	$71,343
Equity earnings	(7,701)
Income distribution from equity investees	6,645
Federal and state income taxes	41,363
Amortization of capitalized interest	527
Fixed charges	21,102
Total Earnings as Defined	$133,279

Fixed Charges
Interest expense on long-term debt and other	$19,256
Interest on rentals*	709
AFUDC - borrowed funds	231
Amortization of debt issuance costs	906
Total Fixed Charges	$21,102

Ratio of Earnings to Fixed Charges	6.32X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.